Exhibit 6.6

LICENSE AGREEMENT

This agreement ("Agreement") is entered into as of the date of last signature below, (the "Effective Date") by and between Global Cancer Technology, Inc., a Nevada corporation, having an address at 16776 Bernardo Center Dr., Suite 203, San Diego, CA 92128 ("LICENSEE") and The Regents of the University of California, a California public corporation having its statewide administrative offices at 1111 Franklin Street, Oakland, California 94607-5200 ("UNIVERSITY"), represented by its San Diego campus having an address at University of California, San Diego, Office of Innovation and Commercialization, Mail Code 0910, 9500 Gilman Drive, La Jolla, California 92093-0910 ("UCSD").

BACKGROUND

A.     The inventions disclosed in UCSD Disclosure Docket Nos. SD2013-199 "Wide Field Low Dose Irradiation to Activate an Anti-Tumor Pro-Drug Carried by a Nanovehicle (Nanoparticle)" and SD2016-342 "Modification of UCN-01 for improved PK" (hereinafter and collectively, the "Invention"), was made in the course of research at UCSD by Dr. Milan Makale and his associates (hereinafter and collectively, the "Inventors") and are covered by Patent Rights as defined below.

B.      The research was sponsored in part by the Government of the United States of America and as a consequence this license is subject to overriding obligations to the Federal Government under 35 U.S.C. §§ 200-212 and applicable regulations.

C.      LICENSEE is desirous of obtaining an exclusive license to Patent Rights from UNIVERSITY for commercial development, use, and sale of the Invention, and the UNIVERSITY is willing to grant such rights.

The parties agree as follows:

ARTICLE 1. DEFINITIONS

The terms, as defined herein, have the same meanings in both their singular and plural forms.

1.1 "Affiliate" means any corporation, firm, limited liability company, partnership or other entity that directly or indirectly Controls or is Controlled by or is under common control with LICENSEE. "Control" means (i) having the actual, present capacity to elect a majority of the directors of such entity; (ii) having the power to direct at least forty percent (40%) of the voting rights entitled to elect directors; or (iii) in any country where the local law will not permit foreign equity participation of a majority, ownership or control, directly or indirectly, of the maximum percentage of such outstanding stock or voting rights permitted by local law.

1.2 "Field" means in vivo drug delivery in humans and animals.

1.3 "Licensed Product" means any service, composition or product which is composed of or incorporates, or is directly or indirectly discovered, developed and/or identified using, the Invention, or that is claimed in Patent Rights, or the manufacture, use, sale, offer for sale, or importation of which would constitute, but for the license granted to LICENSEE under this Agreement, an infringement, an inducement to infringe or contributory infringement, of any pending or issued claim within the Patent Rights.

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1.4 "Net Sales" means the total of the gross invoice prices of Licensed Products sold or leased by LICENSEE, Sublicensee, Affiliate, or any combination thereof; less the sum of the following actual and customary deductions where applicable and separately listed: cash, trade, or quantity discounts or rebates (as allowed under applicable law); sales tax, use tax, tariff, import/export duties or other excise taxes imposed on particular sales (except for value-added and income taxes imposed on the sales of Licensed Product in foreign countries); transportation charges; or credits to customers because of rejections or returns. For purposes of calculating Net Sales, transfers to a Sublicensee or an Affiliate of Licensed Product under this Agreement for (a) end use (but not resale) by the Sublicensee or Affiliate shall be treated as sales by LICENSEE at list price of LICENSEE, or (b) resale by a Sublicensee or an Affiliate shall be treated as sales at the list price of the Sublicensee or Affiliate.

1.5 "Patent Costs" means all out-of-pocket expenses for the preparation, filing, prosecution, and maintenance of all United States and foreign patents included in Patent Rights. Patent Costs include out-of-pocket expenses for patentability opinions, inventorship determination, preparation and prosecution of patent application, re-examination, re-issue, interference, post-grant review and other administrative proceedings in patent offices, and opposition activities, and the like, related to patents or applications in Patent Rights.

1.6 Patent Rights" means UNIVERSITY's rights in the claims of any of the following: the US Patent Application serial number 15/052,526 "Scintillator Nanocrystal-Containing Compositions and Methods for their Use" and any patent application filed on the invention disclosed under UCSD Disclosure Docket No. SD2016-342; and continuing applications thereof including divisions, substitutions, and continuations-in-part (but only to the extent the claims thereof are entirely supported in the specification and entitled to the priority date of the parent application); any patents issuing on said applications including reissues, reexaminations and extensions; and any corresponding foreign applications or patents.

1.7 "Sponsor's Rights" means all the applicable provisions of any license to the United States Government executed by UNIVERSITY and the overriding obligations to the Federal Government under 35 U.S.C. §§ 200-212 and applicable governmental implementing regulations.

1.8 "Sublicense" means an agreement into which LICENSEE enters with a third party that is not an Affiliate for the purpose of (a) granting certain rights; (b) granting an, option to certain rights; or (c) forbearing the exercise of any rights, granted to LICENSEE under this Agreement. "Sublicensee" means a third party with whom LICENSEE enters into a Sublicense.

1.9 "Term" means the period of time beginning on the Effective Date and ending on the expiration date of the longest-lived Patent Rights.

1.10 "Territory" means worldwide, to the extent Patent Rights exist.

ARTICLE 2. GRANTS

2.1 License. Subject to the limitations set forth in this Agreement and Sponsor Rights, UNIVERSITY hereby grants to LICENSEE an exclusive license under Patent Rights to make, use, sell, offer for sale, and import Licensed Products, in the Field within the Territory and during the Term. LICENSEE may extend such license to its AFFILIATES, provided that LICENSEE will be responsible for such AFFILIATES.

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2.2 Sublicense.

(a) The license granted in Paragraph 2.1 includes the right of LICENSEE to grant Sublicenses to third parties during the Term but only for as long as the license to Patent Rights is exclusive.

(b) With respect to Sublicense granted pursuant to Paragraph 2.2(a), LICENSEE shall:

(i) not receive, or agree to receive, anything of value in lieu of cash as consideration from a third party under Sublicense without the express written consent of UNIVERSITY;

(ii) to the extent applicable, include all of the rights of and obligations due to UNIVERSITY (and, if applicable, the sponsor's rights) and contained in this Agreement;

(iii) promptly provide UNIVERSITY with a copy of each Sublicense issued; and

(iv) collect and guarantee payment of all payments due, directly or indirectly, to UNIVERSITY from Sublicensees and summarize and deliver all reports due, directly or indirectly, to UNIVERSITY from Sublicensees.

(c) Upon termination of this Agreement for any reason, UNIVERSITY, at its sole discretion, shall determine whether LICENSEE shall cancel or assign to UNIVERSITY any and all Sublicenses. For the avoidance of doubt, AFFILIATES' rights extended by LICENSEE also terminate upon termination of this Agreement.

2.3 Reservation of Rights. UNIVERSITY reserves the right to:

(a)    use the Invention and Patent Rights for educational and research purposes;

(b)   publish or otherwise disseminate any information about the Invention and Patent Rights at any time; and

(c)    allow other nonprofit institutions to use, publish, or otherwise disseminate any information about Invention and Patent Rights for educational and research purposes.

ARTICLE 3. CONSIDERATION

3.1 Fees and Royalties. The parties hereto understand that the fees and royalties payable by LICENSEE to UNIVERSITY under this Agreement are partial consideration for the license granted herein to LICENSEE under Patent Rights. LICENSEE shall pay UNIVERSITY:

(a) a license issue fee of Ten Thousand Five Hundred dollars (US$10,000), no later than nine (9) months after the Effective Date;

This Paragraph 3.1(a) will survive the termination, expiration or assignment of this Agreement.

(b) license maintenance fees per year and payable on the first anniversary of the Effective Date and annually thereafter on each anniversary according to the following schedule:

Effective Date Anniversary	Amount
Year 1	$5,000
Year 2	$7,500
Year 3 and thereafter	$10,000

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provided however, that LICENSEE's obligation to pay this fee shall end on the date when LICENSEE is commercially selling a Licensed Product.

(c) LICENSEE shall pay UNIVERSITY the following milestone payments:

(i) for the first developed Licensed Product (e.g., breast cancer)

#	Amount	Event
A	$25,000	Upon start of a Phase I clinical trial
B	$75,000	Upon start of a Phase II clinical trial
C	$150,000	Upon start of a Phase III clinical trial
D	$300,000	Upon filing of a New Drug Application ("NDA"), or other applicable regulatory clearance requirement with the US Food and Drug Administration ("FDA")
E	$850,000	Upon receiving US regulatory approval for sale of product for human therapeutic use
F	$250,000	Upon receiving regulatory approval in Europe for sale of product for human therapeutic use
G	$150,000	Upon receiving regulatory approval in the first non-US, non-European territory (e.g., Japan or China) for sale of product for human therapeutic use; and,

(ii) for each subsequent Licensed Product (e.g., pancreatic cancer, other disease)

#	Amount	Event
A	$25,000	Upon start of a Phase I clinical trial
B	$50,000	Upon start of a Phase II clinical trial
C	$125,000	Upon start of a Phase III clinical trial
D	$150,000	Upon filing of NDA or other applicable regulatory clearance requirement with the US FDA
E	$475,000	Upon receiving US regulatory approval for sale of product for human therapeutic or diagnostic use
F	$125,000	Upon receiving regulatory approval in Europe for sale of product for human therapeutic or diagnostic use
G	$75,000	Upon receiving regulatory approval in the first non-US, non-European territory for sale of product for human therapeutic or diagnostic use

(d) an earned royalty of two and a half percent (2.5%) on Net Sales of Licensed Products by LICENSEE, Sublicensees, and/or Affiliates, provided, however, that in the event LICENSEE is required to pay royalties to one or more third parties for patent rights necessary to make, use or sell Licensed Products, LICENSEE may deduct $0.50 from the earned royalties payable to UNIVERSITY for every $1.00 LICENSEE actually pays to said third parties; provided, however, in no event shall the amount payable to UNIVERSITY be less than fifty percent (50%) of the amount otherwise due; and

(e) twenty percent (20%) of all Sublicense fees received by LICENSEE from its Sublicensees that are not earned royalties.

(f) beginning the calendar year of commercial sales of the first Licensed Product by LICENSEE, its Sublicensee, or an Affiliate and if the total earned royalties paid by LICENSEE under Paragraph 3.1(c) to UNIVERSITY in any such year cumulatively amounts to less than the following schedule:

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Year of Commercial Sales	Amount
1	$10,000
2	$20,000
3	$40,000
4 and thereafter	$50,000

for the "minimum annual royalty", LICENSEE shall pay to UNIVERSITY on or before February 28 following the last quarter of such year the difference between amount noted above and the total earned royalty paid by LICENSEE for such year under Paragraphs 3.1(c); provided, however, that for the year of commercial sales of the first Licensed Product, the amount of minimum annual royalty payable shall be pro-rated for the number of months remaining in that calendar year.

All fees and royalty payments specified in Paragraphs 3.1(a) through 3.1(f) above shall be paid by LICENSEE pursuant to Paragraph 4.3 and shall be delivered by LICENSEE to UNIVERSITY as noted in Paragraph 10.1.

3.2 Patent Costs. LICENSEE shall reimburse UNIVERSITY for all past Patent Costs (prior to the Effective Date) according to the schedule below and all future (on or after the Effective Date) Patent Costs incurred during the Term in the Territory within thirty (30) days following the date an itemized invoice is sent from UNIVERSITY.

Unreimbursed past Patent Costs as of November 3, 2016 are approximately US$21,500 (for SD2013-199). LICENSEE shall pay UNIVERSITY said past Patent Costs according to the following schedule:

Amount	Due Date after Effective Date (ED)
$5,000	Nine (9) months after ED
$10,000	Twelve (12) months after ED
Balance of past Patent Costs balance	Eighteen (18) months after ED

except that any unreimbursed past Patent Costs shall be due within thirty (30) days upon receipt by LICENSEE of at least Two Hundred Fifty Thousand dollars (US$250,000) post-Effective-Date equity financing.

3.3 Due Diligence.

(a) LICENSEE shall, either directly or through its Affiliate(s) or Sublicensee(s):

(i) diligently develop, manufacture, and sell Licensed Products;

(ii) accomplish the tasks or milestones set forth in the following schedule given relative to Effective Date (ED):

(1) For initial technology and business development, accomplish the following tasks according to the schedule set forth below relative to Effective Date (ED):

#	Description of activity	Date (after ED)
A	Select biologically active molecules/drugs and start in-vitro and animal in-vivo studies to advance the technologies to level required for development of Licensed Products	Within 1 year (y)
B	Raise at least $500,000 funds in the form of angel investments, early VC round (Series A) and/or grants (e.g., NIH ROI, R21, SBIR).	Within 1 y

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#	Description of activity	Date (after ED)
C	Complete in-vitro proof of concept studies	Within 2 y
D	Develop commercially viable means of large scale production of Licensed Products	Within 2.5 y
E	Complete in-depth animal studies for at least one indication (breast/pancreatic cancers, etc.) that will benefit from Licensed Products	Within 3 y
F	Raise a VC round (Series B) or form a strategic partnership (e.g., with big pharmaceutical company), or execute a Sublicense	Within 4 y

(2) For the development of first Licensed Product (e.g., breast cancer), accomplish the following tasks according to the schedule set forth below relative to Effective Date ED ,

#	Description of activity for first Licensed Product	Date (after ED)
A	Complete pre-clinical studies sufficient to enable filing of Investigational New Drug (IND) application for first indication	Within 3 y
B	Submit an IND	Within 3.5y
C	Start a Phase I clinical trial	Within 4y
D	Start a Phase II clinical trial	Within 6y
E	Start a Phase III clinical trial	Within 8y
F	Submit New Drug Application (NDA)	Within 11y
G	Market Licensed Product	Within 6 months of FDA approval

(3) For the development of second Licensed Product (e.g., lung cancer), accomplish the following tasks according to the schedule set forth below relative to Effective Date (ED),

#	Description of activity for second Licensed Product	Date (after ED)
A	Complete pre-clinical studies sufficient to enable filing of Investigational New Drug (IND) application for second indication	Within 5 y
B	Submit an IND	Within 5.5 y
C	Start a Phase I clinical trial	Within 6 y
D	Start a Phase II clinical trial	Within 8 y
E	Start a Phase III clinical trial	Within 10 y
F	Submit NDA	Within 13 y
G	Market Licensed Product	Within 6 months of FDA approval

(4) For the development of third Licensed Product (e.g., pancreatic cancer), accomplish the following tasks according to the schedule set forth below relative to Effective Date (ED):

#	Description of activity for third Licensed Product	Date (after ED)
A	Complete pre-clinical studies sufficient to enable filing of Investigational New Drug (IND) application for third indication	Within 6 y
B	Submit an IND	Within 6.5 y
C	Start a Phase I clinical trial	Within 7 y
D	Start a Phase II clinical trial	Within 9 y
E	Start a Phase III clinical trial	Within 11 y
F	Submit NDA	Within 14 y
G	Market Licensed Product	Within 6 months of FDA approval

(iii)	Obtain all necessary governmental approvals for the manufacture, use and sale of Licensed Products; and,
(iv)	fill the market demand for Licensed Products following commencement of marketing at any time during the term of this Agreement.

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(b) If LICENSEE fails to perform any of its obligations specified in Paragraphs 3.3(a)(i)-(ii), then UNIVERSITY shall have the right and option to either terminate this Agreement or change LICENSEE's exclusive license under Patent Rights to a nonexclusive license. This right, if exercised by UNIVERSITY, supersedes the rights granted in Article 2.

ARTICLE 4. REPORTS, RECORDS AND PAYMENTS

4.1 Reports.

(a) Progress Reports. Beginning six (6) months after the Effective Date and within sixty (60) days after the end of each of LICENSEE's fiscal years, Licensee shall furnish UNIVERSITY with a written report on the progress of its efforts during the immediately preceding fiscal year to develop and commercialize Licensed Products. The report shall provide a discussion, to UNIVERSITY's satisfaction, of intended efforts and sales projections for the Licensed Products for the year in which the report is submitted. LICENSEE's fiscal year begins on January 1.

(b)   Royalty Reports. After the first commercial sale of a Licensed Product anywhere in the world, LICENSEE shall submit to UNIVERSITY annual royalty reports on or before February 28 of each year. Each royalty report shall cover LICENSEE's (and each Affiliate's and Sublicensee's) most recently completed calendar year and shall show:

(i)       the date of first commercial sale of a Licensed Product in each country;

(ii)     the gross sales, deductions as provided in Paragraph 1.4 (Net Sales), and Net Sales during the most recently completed calendar year and the royalties, in US dollars. payable with respect thereto;

(iii)   the number of each type of Licensed Product sold:

(iv)    Sublicense fees and royalties received during the most recently completed calendar year in US dollars, payable with respect thereto;

(v)      the method used to calculate the royalties; and

(vi)    the exchange rates used.

If no sales of Licensed Products have been made and no Sublicense revenue has been received by LICENSEE during any reporting period, LICENSEE shall so report. The reports referred to in this Paragraph 4.1(b) should be marked with the following title and case number: "License Agreement between UCSD and Global Cancer Technology for case SD2013-199." Reports shall be submitted as an attachment to UCSD's email address: oic-reports@ucsd.edu.

4.2 Records & Audits.

(a)    LICENSEE shall keep, and shall require its Affiliates and Sublicensees to keep, accurate and correct records of all Licensed Products manufactured, used, sold, offered for sale, and imported and Sublicense fees received under this Agreement. Such records shall be retained by LICENSEE for at least five (5) years following a given reporting period.

(b)   All records shall be available during normal business hours for inspection at the expense of UNIVERSITY by UNIVERSITY's Internal Audit Department or by a Certified Public Accountant selected by UNIVERSITY and in compliance with the other terms of this Agreement for the sole purpose of verifying reports and payments or other compliance issues. Such inspector shall not disclose to UNIVERSITY any information other than information relating to the accuracy of reports and payments made under this Agreement or other compliance issues. In the event that any such inspection shows an under reporting and underpayment in excess of five percent (5%) for any twelve-month (12-month) period, then LICENSEE shall pay the cost of the audit as well as any additional sum that would have been payable to UNIVERSITY had the LICENSEE reported correctly, plus an interest charge at a rate of ten percent (10%) per year. Such interest shall be calculated from the date the correct payment was due to UNIVERSITY up to the date when such payment is actually made by LICENSEE. For underpayment not in excess of five percent (5%) for any twelve (12)-month period, LICENSEE shall pay the difference within thirty (30) days without interest charge or inspection cost.

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4.3 Payments.

(a) All fees, reimbursements and royalties due UNIVERSITY shall be paid in United States dollars and all checks shall be made payable to "The Regents of the University of California", referencing "UCSD OIC", and sent to UNIVERSITY according to Paragraph 10.1 (Correspondence).

(b) Royalty Payments.

(i) Royalties shall accrue when Licensed Products are invoiced, or if not invoiced, when delivered to a third party or Affiliate.

(i) LICENSEE shall pay earned royalties annually on or before February 28 of each calendar year. Each such payment shall be for earned royalties accrued within LICENSEE's most recently completed calendar quarter.

(ii) LICENSEE shall not collect royalties from, or cause to be paid on Licensed Products sold to the account of the US Government or any agency thereof as provided for in the license to the US Government.

(c) Late Payments. In the event royalty, reimbursement and/or fee payments are not received by UNIVERSITY when due, LICENSEE shall pay to UNIVERSITY interest charges at a rate of ten percent (10%) per year. Such interest shall be calculated from the date payment was due until actually received by UNIVERSITY.

(d) Taxes. Taxes imposed by any governmental agency on any payments to be made to UNIVERSITY by LICENSEE hereunder shall be paid by LICENSEE without deduction from any payment due to UNIVERSITY hereunder.

ARTICLE 5. PATENT MATTERS

5.1 Patent Prosecution and Maintenance.

(a) Provided that LICENSEE has reimbursed UNIVERSITY for Patent Costs pursuant to Paragraph 3.2, UNIVERSITY shall diligently prosecute and maintain the United States and, if available, foreign patents, and applications in Patent Rights using counsel of its choice. For purposes of clarity, if LICENSEE is not current in reimbursing UNIVERSITY for such Patent Costs, UNIVERSITY shall have no obligation to incur any new Patent Costs under this Agreement or to further prosecute Patent Rights or file any new patent applications under Patent Rights. UNIVERSITY shall provide LICENSEE with copies of all relevant documentation relating to such prosecution and LICENSEE shall keep this documentation confidential. The counsel shall take instructions only from UNIVERSITY, and all patents and patent applications in Patent Rights shall be assigned solely to UNIVERSITY.

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UNIVERSITY shall take into consideration any actions recommended by LICENSEE to protect the Licensed Products contemplated to be sold by LICENSEE under this Agreement. UNIVERSITY shall in any event control all patent filings and all patent prosecution decisions and related filings (e.g., responses to office actions) shall be at UNIVERSITY's final discretion (prosecution includes, but is not limited to, interferences, oppositions and any other inter partes or ex parte matters originating in a patent office).

(b) Should LICENSEE elect to terminate its reimbursement obligations with respect to any patent application or patent in Patent Rights, LICENSEE shall have no further license with respect to such Patent Rights under this Agreement. Non-payment of any portion of Patent Costs with respect to any application or patent may be deemed by UNIVERSITY as an election by LICENSEE to terminate its reimbursement obligations with respect to such application or patent. UNIVERSITY is not obligated at any time to file, prosecute, or maintain Patent Rights in a country, where, for that country's patent application or patent LICENSEE is not paying Patent Costs, or to file, prosecute, or maintain Patent Rights to which LICENSEE has terminated its license hereunder.

5.2 Patent Infringement.

(a) If UCSD (based on actual knowledge of the licensing professional responsible for administering this Invention) or LICENSEE learns of potential infringement of commercial significance of any patent licensed under this Agreement, the knowledgeable party promptly will inform the other party of the infringement and provide evidence of infringement available to the knowledgeable party ("Infringement Notice"). In a jurisdiction where LICENSEE has exclusive rights under this Agreement, neither UNIVERSITY nor LICENSEE will notify a third party (including the infringer) of infringement or put such third party on notice of the existence of any Patent Rights without first obtaining consent of the other. UNIVERSITY and LICENSEE agree to discuss and determine how best to proceed. If LICENSEE notifies a third party of infringement or puts such third party on notice of the existence of any Patent Rights regarding such infringement without first obtaining the written consent of UNIVERSITY and UNIVERSITY is sued for declaratory judgment (or its equivalent), UNIVERSITY will have the right to terminate this Agreement immediately, notwithstanding Paragraph 7.1. UNIVERSITY and LICENSEE will use diligent efforts to cooperate with each other to terminate such infringement without litigation. If such infringement has not ended within ninety (90) days of the effective date of the Infringement Notice, then LICENSEE may initiate suit; and, if such infringement has not ended within one hundred and twenty (120) days of the effective date of the Infringement Notice, and LICENSEE has not initiated suit, then UNIVERSITY may initiate suit.

(b) Notwithstanding the foregoing: (1) UNIVERSITY may not be joined in any suit without its prior written consent; (2) LICENSEE may not admit liability or wrongdoing on behalf of UNIVERSITY without its prior written consent; (3) Each party will cooperate with the other in litigation initiated under Paragraph 5.2, but at the expense of the party who initiated the suit; (4) If UNIVERSITY is joined in any suit under Paragraph 5.2, LICENSEE will pay all of UNIVERSITY's costs; (5) If UNIVERSITY is a party to a suit under Paragraph 5.2, then the recovery to UNIVERSITY will be greater than or equal to fifteen percent (15%) of net recoveries; (6) Any agreement made by LICENSEE for purposes of settling litigation or other dispute regarding Patent Rights will comply with the requirements of Paragraph 2.2 (Sublicense); and (7) If LICENSEE or UCSD (but not both) sues a third party for infringement of Patent Rights, then the non-suing party may not thereafter sue such infringer for the acts of infringement raised in the suit.

5.3 Patent Marking. LICENSEE shall mark all Licensed Products made, used, sold, offered for sale, or imported under the terms of this Agreement, or their containers, in accordance with the applicable patent marking laws. LICENSEE shall be responsible for all monetary and legal liabilities arising from or caused by (a) failure to abide by applicable patent marking laws and (b) any type of incorrect or improper patent marking.

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ARTICLE 6. EXPORT CONTROL AND REGISTRATION

6.1 Export Control. LICENSEE shall observe all applicable United States and foreign laws with respect to the transfer of Licensed Products, and related technical data to foreign countries, including, without limitation, the International Traffic in Arms Regulations and the Export Administration Regulations.

6.2 Governmental Approval or Registration. If this Agreement or any associated transaction is required by the law of any nation to be either approved or registered with any governmental agency, LICENSEE shall assume all legal obligations to do so. LICENSEE shall make all necessary filings and pay all costs including fees, penalties, and all other out-of-pocket costs associated with such reporting or approval process.

6.3 Preference for United States Industry. If LICENSEE sells a Licensed Product in the US, LICENSEE shall manufacture said product substantially in the US, as required under 35 U.S.C. §§ 204 and applicable regulations.

ARTICLE 7. TERMINATION OR EXPIRATION OF THE AGREEMENT

7.1 Termination by UNIVERSITY.

(a) UNIVERSITY may terminate this agreement if LICENSEE:

(i)	is delinquent on any report or payment;
(ii)	is not diligently developing and commercializing Licensed Product;
(iii)	misses a milestone described in 3.3(a)(ii);
(iv)	is in breach of any provision;
(v)	provides any false report; or
(vi)	files a claim including in any way the assertion that any portion of UNIVERSITY's Patent Rights is invalid or unenforceable.

(b) Termination under this Paragraph 7.1 will take effect sixty (60) days after written notice by UNIVERSITY unless LICENSEE remedies the problem in that sixty (60)-day period, with the exception of condition 7.1(a)(vi) for which termination may be immediate.

7.2 Termination by LICENSEE.

(a)    LICENSEE shall have the right at any time and for any reason to terminate this Agreement upon a ninety (90)-day written notice to UNIVERSITY. Said notice shall state LICENSEE's reason for terminating this Agreement.

(b)    Any termination under Paragraph 7.2(a) shall not relieve LICENSEE of any obligation or liability accrued under this Agreement prior to termination or rescind any payment made to UNIVERSITY or action by LICENSEE prior to the time termination becomes effective. Termination shall not affect in any manner any rights of UNIVERSITY arising under this Agreement prior to termination.

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7.3 Survival on Termination or Expiration. The rights and obligations under Paragraphs and Articles 3.1(a) (license issue fee), 4 (Reports, Records and Payments), 8 (Limited Warranty and Indemnification), 9 (Use of Names and Trademarks), 10.2 (Secrecy), and 10.5 (Failure to Perform) shall survive the termination or expiration of this Agreement.

ARTICLE 8. LIMITED WARRANTY AND INDEMNIFICATION

8.1 No Warranty.

(a) The license granted herein provided "AS IS" and without WARRANTY OF MERCHANTABILITY or WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE or any other warranty, express or implied. UNIVERSITY makes no representation or warranty that the Licensed Product or the use of Patent Rights will not infringe any other patent or other proprietary rights.

UNIVERSITY WILL NOT BE LIABLE FOR ANY LOST PROFITS, COSTS OF PROCURING SUBSTITUTE GOODS OR SERVICES, LOST BUSINESS, ENHANCED DAMAGES FOR INTELLECTUAL PROPERTY INFRINGEMENT, OR FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, PUNITIVE, OR OTHER SPECIAL DAMAGES SUFFERED BY LICENSEE, SUBLICENSEES, JOINT VENTURES, OR AFFILIATES ARISING OUT OF OR RELATED TO THIS AGREEMENT FOR ALL CAUSES OF ACTION OF ANY KIND (INCLUDING TORT, CONTRACT, NEGLIGENCE, STRICT LIABILITY AND BREACH OF WARRANTY) EVEN IF UNIVERSITY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ALSO, UNIVERSITY WILL NOT BE LIABLE FOR ANY DIRECT DAMAGES SUFFERED BY LICENSEE, SUBLICENSEES,

JOINT VENTURES, OR AFFILIATES ARISING OUT OF OR RELATED TO PATENT RIGHTS TO THE EXTENT ASSIGNED, OR OTHERWISE LICENSED, BY UNIVERSITY'S INVENTORS TO THIRD PARTIES.

(b)    Nothing in this Agreement shall be construed as:

(i)   a warranty or representation by UNIVERSITY as to the validity, enforceability, or scope of any Patent Rights;

(ii) a warranty or representation that anything made, used, sold or otherwise disposed of under any license granted in this Agreement is or shall be free from infringement of patents of third parties;

(iii) an obligation to bring or prosecute actions or suits against third parties for patent infringement except as provided in Paragraph 5.2 hereof;

(iv) conferring by implication, estoppel or otherwise any license or rights under any patents of UNIVERSITY other than Patent Rights, or any technology, regardless of whether those patents are dominant or subordinate to Patent Rights; or

(v) an obligation to furnish any know-how not provided in Patent Rights.

8.2 Indemnification and Insurance.

(a) LICENSEE will, and will require Sublicensees to, indemnify, hold harmless, and defend UNIVERSITY and its officers, employees, and agents; the sponsors of the research that led to the Invention; and the inventors of patents or patent applications under Patent Rights, and their employers; against any and all claims, suits, losses, damages, costs, fees, and expenses resulting from, or arising out of, the exercise of this license or any Sublicense. This indemnification will include, but will not be limited to, any product liability.

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(b) LICENSEE, at its sole cost and expense, shall insure its activities in connection with the work under this Agreement and obtain, keep in force and maintain insurance as follows:

(i) commercial general liability insurance (contractual liability included) with limits of at least:

Before first in-vivo use of Licensed Product in humans:

(A) each occurrence, before having product on the market, Five Hundred Thousand dollars (US$500,000), otherwise One Million dollars (US$1,000,000); (B) products/completed operations aggregate, before having product on the market, Zero dollars (US$0), otherwise One Million dollars (US$1,000,000); (C) personal and advertising injury, before having product on the market, Five Hundred Thousand dollars (US$500,000), otherwise One Million dollars (US$1,000,000); and (D) general aggregate (commercial form only), One Million dollars (US$1,000,000).

Upon and after first in-vivo use of Licensed Product in humans:

(A) each occurrence, Five Million dollars (US$5,000,000); (B) products/completed operations aggregate, Ten Million dollars (US$10,000,000); (C) personal and advertising injury, Five Million dollars (US$5,000,000); and (D) general aggregate (commercial form only), Ten Million dollars (US$10,000,000).

If the above insurance is written on a claims-made form, it shall continue for three (3) years following termination or expiration of this Agreement. The insurance shall have a retroactive date of placement prior to or coinciding with the Effective Date;

(ii) Worker's Compensation as legally required in the jurisdiction in which the LICENSEE is doing business; and

(iii) the coverage and limits referred to above shall not in any way limit the liability of LICENSEE.

(c) LICENSEE shall furnish UNIVERSITY with certificates of insurance showing compliance with all requirements. Such certificates shall: (i) provide for thirty (30) days' advance written notice to UNIVERSITY of any modification; (ii) indicate that UNIVERSITY has been endorsed as an additionally insured party under the coverage referred to above; and (iii) include a provision that the coverage shall be primary and shall not participate with nor shall be excess over any valid and collectable insurance or program of self-insurance carried or maintained by UNIVERSITY.

(d) UNIVERSITY shall notify LICENSEE in writing of any claim or suit brought against UNIVERSITY in respect of which UNIVERSITY intends to invoke the provisions of this Article. LICENSEE shall keep UNIVERSITY informed on a current basis of its defense of any claims under this Article. LICENSEE will not settle any claim against UNIVERSITY without UNIVERSITY's written consent, where (a) such settlement would include any admission of liability or wrongdoing on the part of UNIVERSITY or other indemnified party, (b) such settlement would impose any restriction on UNIVERSITY/indemnified party's conduct of any of its activities, or (c) such settlement would not include an unconditional release of UNIVERSITY/indemnified party from all liability for claims that are the subject matter of the settled claim.

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ARTICLE 9. USE OF NAMES AND TRADEMARKS

9.1 Nothing contained in this Agreement confers any right to use in advertising, publicity, or other promotional activities any name, trade name, trademark, or other designation of UNIVERSITY by LICENSEE without prior written approval by UNIVERSITY (including contraction, abbreviation or simulation of any of the foregoing).

9.2 LICENSEE hereby grants permission for UNIVERSITY (including UCSD) to include LICENSEE's name and a link to LICENSEE's website in UNIVERSITY's and UCSD's annual reports and on UNIVERSITY's (including UCSD's) websites that showcase innovation and commercialization stories.

ARTICLE 10. MISCELLANEOUS PROVISIONS

10.1 Correspondence. Any notice or payment required to be given to either party under this Agreement shall be deemed to have been properly given and effective:

(a)	on the date of delivery if delivered in person,
(b)	five (5) days after mailing if mailed by first-class or certified mail, postage paid, to the respective addresses given below, or to such other address as is designated by written notice given to the other party, or
(c)	upon confirmation by recognized national overnight courier, confirmed facsimile transmission, or confirmed electronic mail, to the following addresses or facsimile numbers of the parties.

If sent to LICENSEE:

Global Cancer Technology, Inc.,

16776 Bernardo Center Dr., Suite 203

San Diego, CA 92128

Attention: Mr. John Clark, CEO

Phone: 619-818-2411

e-mail: jclark@globalcancertechnolog,y.com

If sent to UNIVERSITY by mail:

University of California, San Diego

Office of Innovation and Commercialization

9500 Gilman Drive, Mail Code 0910

La Jolla, CA 92093-0910

Attention: Director

If sent to UNIVERSITY by overnight delivery:

University of California, San Diego

Office of Innovation and Commercialization

10300 North Torrey Pines Road

Torrey Pines Center North, Third Floor

La Jolla, CA 92037

Attention: Director

10.2 Secrecy.

(a) "Confidential Information" shall mean information relating to the Invention and disclosed by UNIVERSITY to LICENSEE during the term of this Agreement, which if disclosed in writing shall be marked "Confidential", or if first disclosed otherwise, shall within thirty (30) days of such disclosure be reduced to writing by UNIVERSITY and sent to LICENSEE.

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(b) LICENSEE shall:

(i) use the Confidential Information for the sole purpose of performing under the terms of this Agreement;

(ii) safeguard Confidential Information against disclosure to others with the same degree of care as it exercises with its own data of a similar nature;

(iii) not disclose Confidential Information to others (except to its employees, agents- or consultants who are bound to LICENSEE by a like obligation of confidentiality) without the express written permission of UNIVERSITY, except that LICENSEE shall not be prevented from using or disclosing any of the Confidential Information that:

(A) LICENSEE can demonstrate by written records was previously known to it;

(B) is now, or becomes in the future, public knowledge other than through acts or omissions of LICENSEE;

(C) is lawfully obtained by LICENSEE from sources independent of UNIVERSITY; or

(D) is required to be disclosed by law or a court of competent jurisdiction.

(c) The secrecy obligations of LICENSEE with respect to Confidential Information shall continue for a period ending five (5) years from the termination date of this Agreement.

(d) Notwithstanding the foregoing, UNIVERSITY may disclose to the Inventors, senior administrators employed by UNIVERSITY, and individual Regents the terms and conditions of this Agreement upon their request. If such disclosure is made, UNIVERSITY shall request the individuals not disclose such terms and conditions to others. UNIVERSITY may acknowledge the existence of this Agreement and the extent of the grant in Article 2 to third parties, but UNIVERSITY shall not disclose the negotiable financial terms of this Agreement to third parties, except where UNIVERSITY is required by law to do so, such as under the California Public Records Act.

10.3 Assignability. This Agreement may be assigned by UNIVERSITY, but is personal to LICENSEE and assignable by LICENSEE only with the written consent of UNIVERSITY.

10.4 No Waiver. No waiver by either party of any breach or default of any agreement set forth in this Agreement shall be deemed a waiver as to any subsequent and/or similar breach or default.

10.5 Failure to Perform. In the event of a failure of performance due under this Agreement and if it becomes necessary for either party to undertake legal action against the other on account thereof, then the prevailing party shall be entitled to reasonable attorneys' fees in addition to costs and necessary disbursements.

10.6 Governing Laws. THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, but the scope and validity of any patent or patent application shall be governed by the applicable laws of the country of the patent or patent application.

10.7 Force Majeure. A party to this Agreement may be excused from any performance required herein if such performance is rendered impossible or unfeasible due to any catastrophe or other major event beyond its reasonable control, including, without limitation, war, riot, and insurrection; laws, proclamations, edicts, ordinances, or regulations; strikes, lockouts, or other serious labor disputes; and floods, fires, explosions, or other natural disasters. When such events have abated, the non-performing party's obligations herein shall resume.

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10.8 Headings. The headings of the several sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

10.9 Entire Agreement. This Agreement embodies the entire understanding of the parties and supersedes all previous communications, representations or understandings, either oral or written, between the parties relating to the subject matter hereof.

10.10 Amendments. No amendment or modification of this Agreement shall be valid or binding on the parties unless made in writing and signed on behalf of each party.

10.11 Severability. In the event that any of the provisions contained in this Agreement is held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if the invalid, illegal, or unenforceable provisions had never been contained in it.

GLOBAL CANCER TECHNOLOGY, INC.	THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

By: /s/ John Clark	By: /s/ David Gibbons
(Signature)	(Signature)

Name: John Clark	David Gibbons

Title: CEO	Assistant Director - OIC

Date: Nov-18-2016	Date: Nov 14, 2016

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